[SYNOVA HEALTHCARE GROUP, INC. LETTERHEAD]

March 26, 2007

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Synova Healthcare Group, Inc. Registration Statement on Form SB-2

Filed February 26, 2007 (File No. 333-140889)

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 6, 2007 (the “Comment Letter”), addressed to Stephen E. King, Chairman and Chief Executive Officer of Synova Healthcare Group, Inc. (the “Company”). The Staff issued the Comment Letter with respect to a registration statement on Form SB-2 filed by the Company on February 26, 2007.

In order to facilitate your review, each of the Staff’s comments is followed by our response to that comment, and our numbered responses are keyed to the numbers of the Staff’s comments contained in the Comment Letter. References in this response letter to the “Registration Statement” are to the Company’s Pre-Effective Amendment No. 1 to Form SB-2 (File No. 333-140889), as filed with the Securities and Exchange Commission (the “Commission”) separately via EDGAR today. Page number references contained in the responses below are to the prospectus which forms a part of the Registration Statement, as amended. For the convenience of the Staff, we are enclosing in the Federal Express package three clean and redlined copies of the Registration Statement, marked to show changes from the Company’s February 26, 2007 filing.

Selling Stockholders

Dollar value of underlying securities

1.	Please provide the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Securities and Exchange Commission

March 26, 2007

Response:

We have amended the first full paragraph on page 82 to state that the aggregate market value of the securities underlying the senior notes being registered for resale was approximately $10.5 million, calculated as of the closing date of the senior note offering.

Payments to the investor and affiliates

2.	Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Response:

Beginning on page 86, we have added a new subsection entitled “Payments to Selling Stockholders” to comply with this comment.

3.	Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

On page 94, we have added a new subsection entitled “Net Proceeds of the Senior Note Offering” to comply with this comment. Nonetheless, we respectfully submit to the Staff that its request to provide “the total of all possible payments to be made by the Company to all selling stockholders and their affiliates in the first year after the sale of the senior notes” would create unnecessarily confusing and misleading disclosure. In this regard, we believe it would be impossible for a number of the different payments disclosed in the tables included in response to Comment 2 to be provided in the aggregate, even with respect to the first year alone. For example, assume that the Company were to enter into a change of control transaction in the first

Securities and Exchange Commission

March 26, 2007

year. If all holders of the senior notes were to require the Company to redeem the senior notes, the Company would not be required to pay a premium upon a default under the senior notes because all of the notes would have been redeemed and the Company would no longer be required to comply with the terms of and obligations under the senior notes.

Given the type and nature of many of these future payments, we are of the view that merely presenting a sum of the amounts that we have reported in these tables would create a grossly distorted view of the total amount of payments that could be made to the selling stockholders in the first year after the sale of the senior notes. In an effort to comply with the Staff’s comment, the Company has presented the total amount of payments that have been paid or that may be payable to the selling stockholders during the first year assuming that all of the senior notes remain outstanding and that no default occurs thereunder during the first year. We believe that the disclosures we have provided on pages 86 through 89 will serve to provide stockholders with appropriate disclosure of the maximum additional payments we could be required to make under the senior notes in the event that a default, change in control, redemption or repurchase occurs.

Potential profits on conversion

4.	Please provide tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

–	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

–	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

Securities and Exchange Commission

March 26, 2007

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Response:

On page 90, we have added a new subsection entitled “Potential Profit to be Received Upon Conversion of the Senior Notes” to comply with this comment. Because the conversion price of the senior notes was set at a fixed price (subject to typical and customary anti-dilution adjustments), we have used the conversion price per share established in the senior notes to compute these potential profits.

5.	If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Securities and Exchange Commission

March 26, 2007

Response:

We have complied with the Staff’s comment by including on pages 90 and 91 in the subsection entitled “Potential Profit to be Received Upon Conversion of the Senior Notes” disclosure on provisions in the senior notes that could result in a change in the conversion price of the senior notes.

Total potential profit from other securities

6.	Please provide tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately;

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and

–	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

Securities and Exchange Commission

March 26, 2007

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

Beginning on page 91, we have complied with the Staff’s comment by adding a new subsection entitled “Potential Profit to be Received Upon Exercise of Other of Our Securities.”

Comparison of issuer proceeds to potential investor profit

7.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

Response:

Beginning on page 91, we have complied with the Staff’s comment by providing the requested disclosure in the new subsection entitled “Potential Profit to be Received Upon Exercise of Other of Our Securities.”

As we stated in response to Comment 3, we respectfully believe that the Staff’s request to include a total of “all payments that have been made or that may be required to be made” by the

Securities and Exchange Commission

March 26, 2007

Company (as set forth in the tables the Company has added on pages 86 through 89 in response to Comment 2), would create similarly confusing and overly misleading disclosure. In an effort to comply with the Staff’s comment, the Company has presented the total amount of payments that have been paid or that may be payable to the selling stockholders during the term of the senior notes assuming that all of the senior notes remain outstanding and that no default occurs thereunder during the term. We believe that the disclosures we have provided on pages 86 through 89 will serve to provide stockholders with appropriate disclosure of the maximum additional payments we could be required to make under the senior notes in the event that a default, change in control, redemption or repurchase occurs.

8.	Further, please provide — as a percentage — of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

On page 94, we have complied with the Staff’s comment by providing the requested disclosure in the new subsection entitled “Potential Profit to be Received Upon Exercise of Other of Our Securities.”

Prior transactions between the issuer and the selling shareholders

9.	Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

Securities and Exchange Commission

March 26, 2007

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

On page 85, we have complied with the Staff’s comment by adding a new table in the subsection entitled “Relationships with Selling Stockholders” that includes the requested information regarding all prior securities transactions between the Company and each of the selling stockholders, their affiliates or any person with whom any selling stockholder has a contractual relationship regarding the senior note offering (or any predecessors of such persons). However, we would like to advise the Staff that all information as to transactions in the Company’s stock occurring prior to February 10, 2005, the date of the Company’s reverse merger with Synova Healthcare, Inc. (including information regarding persons who may have been affiliates of the Company on or before such date), is being provided solely as to management’s knowledge after making appropriate inquiry of each selling stockholder.

Comparison of registered shares to outstanding shares

10.	Please provide tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

Securities and Exchange Commission

March 26, 2007

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

On page 84, we have complied with the Staff’s comment by adding a new subsection entitled “Summary Information Regarding the Shares Being Registered for Resale.”

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders

11.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Securities and Exchange Commission

March 26, 2007

Response:

We have complied with the Staff’s comment by including the requested disclosure regarding the Company’s ability to make payments on the senior notes on page 87 of the prospectus in the subsection entitled “Payments to Selling Stockholders – Payments to be Made Under Our Senior Notes.” However, we have noted in this disclosure that because the Staff’s comment requests that we provide forward-looking information regarding our future ability to make all payments under the notes, we are providing this disclosure subject to all of the conditions and limitations set forth in “Forward-Looking Statements.” Also, we have noted that with respect to any payment that may be required under the notes the amount of which is not presently determinable, we are unable to express any view on our ability to make such payments in the future.

We also have included disclosure in a new subsection called “Short Sales” on page 94 of the prospectus that, based on information provided by the selling stockholders, no selling stockholder has engaged in any short selling activities.

Relationships between the issuer and the selling shareholders

12.	Please provide:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Securities and Exchange Commission

March 26, 2007

Response:

Based on information provided by the selling stockholders, we believe that materially complete descriptions of the relationships and arrangements set forth in Comment 12 have been disclosed in the prospectus. We also believe, based on this information, that we have filed as exhibits to the Registration Statement copies of all agreements between us or our predecessors and the selling stockholders, their affiliates or any person with whom any selling stockholders has a contractual relationship regarding the senior note offering (or any predecessors of those persons) in connection with the senior note offering.

The method by which the number of registered shares was determined

13.	Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response:

We wish to supplementally inform the Staff that the number of shares that we are seeking to register under this registration statement was specified by the terms of the registration rights agreement applicable to the senior note offering. Such amount was determined by negotiation between the parties to that agreement. Given that the registration rights agreement expressly provides for a fixed number of shares to be registered, and the terms of such agreement are included in the Registration Statement as an exhibit, we believe that disclosure of this information in the “Selling Stockholders” section would not be material to investors.

We confirm supplementally to the Staff that the total number of shares included in the “Selling Stockholder” section of the prospectus equals the total number of shares of Synova common stock registered in the fee table.

Securities and Exchange Commission

March 26, 2007

Information regarding institutional selling shareholders

14.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:

The registration statement as originally filed included information regarding the natural person or persons having voting or dispositive control over shares held by a selling stockholder that is a legal entity, with the exception of BMO Capital Markets Corp. (“BMO”). As to this selling stockholder, we would like to advise the Staff that BMO is a corporation, and no natural person holds a majority of the shares of BMO. BMO is a wholly owned subsidiary of Bank of Montreal, the common stock of which is publicly held and listed on the New York Stock Exchange and the Toronto Stock Exchange. As such, voting and investment power over the shares of the Company’s common stock beneficially owned by BMO are not controlled by any specific natural persons.

*    *    *

If any member of the Staff should have any questions, please do not hesitate to contact Jeffrey M. Taylor or Alan H. Lieblich of Blank Rome LLP, our outside legal counsel, at (215) 569-5579 or (215) 569-5693, respectively.

Very truly yours,

SYNOVA HEALTHCARE GROUP, INC.

By:	/s/ Stephen E. King
Stephen E. King
Chairman and Chief Executive Officer

Enclosures
cc:	John L. Krug, Esq.
Michael Reedich, Esq.
Alan L. Zeiger, Esq.
Alan H. Lieblich, Esq.
Jeffrey M. Taylor, Esq.